UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2016

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House
Vision Park
Histon
Cambridge CB24 9BZ
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☐

Other Events

On July 12, 2016, GW Pharmaceuticals plc (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary prospectus supplement pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Preliminary Prospectus Supplement”), relating to a proposed public offering of the Company’s American Depositary Shares (the “Public Offering”). The Preliminary Prospectus Supplement for the Public Offering contains updated company risk factor disclosure as well as an updated description of certain aspects of the Company’s business. Accordingly, the Company is filing information for the purpose of supplementing and updating the risk factor disclosure contained in the Company’s prior public filings, including those discussed under the heading “Item 3D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended September 30, 2015, filed with the SEC on December 7, 2015 (the “20-F”). The Company is also updating certain aspects of the description of its business from that described under the heading, “Item 4B. Business” in the 20-F. The updated disclosures are filed herewith as Exhibit 99.1 and are incorporated herein by reference.

On July 12, 2016, the Company issued a press release related to the Public Offering. The press release is attached as Exhibit 99.2 and is incorporated by reference herein.

Exhibits

99.1	Updated Company Disclosure
99.2	Press Release dated July 12, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George Name: Adam George Title: Chief Financial Officer

Date: July 12, 2016